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SECUR 11023655 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/10** (MM/DD/YY) AND ENDING **09/30/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PETERS & CO. EQUITIES INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 JAMIESON PLACE 308 FOURTH AVENUE SW
(No. and Street)

CALGARY, (City) **ALBERTA, CANADA** (State) **T2P 0H7** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOLLY A. BENSON, CA **(403) 261-4850**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP CHARTERED ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

1000 ERNST & YOUNG TOWER 440 – 2ND AVENUE SW CALGARY, ALBERTA, CANADA T2P 5E9
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **MICHAEL J. TIMS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PETERS & CO. EQUITIES INC.**, as of **SEPTEMBER 30**, 20 **11**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN & CHIEF EXECUTIVE OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statements of Financial Condition

Peters & Co. Equities Inc.

September 30, 2011 and 2010

Ernst & Young

REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
Peters & Co. Equities Inc.

We have audited the accompanying statements of financial condition of **Peters & Co. Equities Inc.** [the "Company"] as of September 30, 2011 and 2010. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on the statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of **Peters & Co. Equities Inc.** at September 30, 2011 and 2010 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Calgary, Canada,
November 22, 2011.

Chartered Accountants

Peters & Co. Equities Inc.

STATEMENTS OF FINANCIAL CONDITION

[All figures presented in United States dollars]

As at September 30

	2011 $	2010 $
ASSETS		
Current		
Cash *[note 3]*	**1,265,844**	1,503,396
Cash segregated in compliance with federal and other regulations *[note 3]*	**588,704**	—
Accounts receivable		
Broker *[note 4]*	**22,618**	—
Other	**54,304**	46,653
Prepaid expenses	**8,014**	7,398
Income taxes receivable	—	9,007
Total current assets	**1,939,484**	1,566,454
Deferred income taxes *[note 5]*	**2,704**	1,126
	1,942,188	1,567,580
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current		
Accounts payable		
Clients	**314,095**	—
Due to Peters & Co. Limited *[note 4]*	**66,463**	57,716
Trade	**74,762**	39,894
Income taxes payable	**16,596**	—
Total current liabilities	**471,916**	97,610
Subordinated loans *[note 6]*	**1,200,000**	1,200,000
Total liabilities	**1,671,916**	1,297,610
Stockholder's equity		
Capital stock *[note 7]*	**200,000**	200,000
Retained earnings	**70,272**	69,970
Total stockholder's equity	**270,272**	269,970
	1,942,188	1,567,580

See accompanying notes

On behalf of the Board:

Director

Director

NOTES TO STATEMENTS OF FINANCIAL CONDITION

[All figures presented in United States dollars]

September 30, 2011 and 2010

1. BACKGROUND

Peters & Co. Equities Inc. [the "Company"], incorporated under the *Business Corporations Act* (Alberta) and a wholly-owned subsidiary of Peters & Co. Limited ["Limited"], commenced operations on September 24, 1996. The Company is registered as a broker/dealer with the Financial Industry Regulatory Authority, Inc. ["FINRA", formerly the National Association of Securities Dealers, Inc.] and is a member of the Securities Investor Protection Corporation and the Securities Industry and Financial Markets Association. The Company specializes in investments in the Canadian energy industry and deals exclusively with institutional clients.

2. SIGNIFICANT ACCOUNTING POLICIES

The statements of financial condition have been prepared by management in accordance with accounting principles generally accepted in the United States ["US"]. Significant accounting policies are as follows:

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which would affect the amounts of recorded assets, liabilities, revenues and expenses. Actual amounts could differ from these estimates.

Accounting for securities transactions

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Research revenue

Research revenue is earned as a result of providing research services to clients. The revenue is recognized once the services have been provided and the related income is reasonably determinable.

Foreign currency translation

The US dollar is the functional currency for the Company's operations. Foreign exchange gains and losses arising from transactions in Canadian dollars are recognized in income during the year.

Financial instruments

The carrying values of all of the Company's financial instruments approximate their fair values. Financial instruments are represented by cash, restricted cash, accounts receivable, income taxes receivable, accounts payable, income taxes payable and subordinated loans.

Income taxes

The Company records income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized based on the anticipated future tax effects arising from the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Comprehensive income

There are no items which would cause comprehensive income to differ materially from net income.

3. CASH AND CASH SEGREGATED IN COMPLIANCE WITH FEDERAL AND OTHER REGULATIONS

	2011 $	2010 $
Cash	**1,265,844**	1,503,396
Cash segregated in compliance with federal and other regulations	**588,704**	—
Total cash and cash segregated in compliance with federal and other regulations	**1,854,548**	1,503,396

[All figures presented in United States dollars]

The Company has Canadian and US currency on deposit at a Canadian chartered bank. The deposits earn interest at the Canadian prime rate less 2.50 percent per annum, and at the US prime rate less 3.75 percent per annum, respectively. At September 30, 2011, the Canadian prime rate was 3.00 percent per annum [2010 – 3.00 percent per annum] and the US prime rate was 3.25 percent per annum [2010 – 3.25 percent per annum]. In the event that the calculated rate is less than 0.00 percent per annum, 0.00 percent per annum is earned.

Cash segregated in compliance with federal and other regulations represents balances in the special reserve bank accounts, segregated for the exclusive benefit of customers, pursuant to the United States Securities and Exchange Commission ["the SEC"] Rule 15c3-3, *Customer Protection – Reserves and Custody of Securities.* The cash is restricted from use by the Company, for any purpose, to the extent that it is required to be held on deposit in these accounts in accordance with the reserve requirement calculations as set out in Rule 15c3-3. The balance in excess of the reserve requirement at September 30, 2011 was $296,548, and may be withdrawn from these accounts [See note 10].

4. RELATED PARTY TRANSACTIONS

The Company's parent, Limited, provides trade execution services to the Company and acts as its settlement agent with various clearing corporations and depositories for all of its security transactions. The accounts receivable – broker represents the balances outstanding for such transactions

Substantially all of the Company's cash receipts and disbursements and administrative functions are handled by Limited. Certain operating, overhead and other costs related to these services are recovered through a management fee. The management fee is calculated by allocating a portion of the clearing and processing costs, operating expenses, and compensation costs of Limited. The allocation is based on Company revenues and commissions as a percent of Limited's consolidated revenues and consolidated commissions. If the management fee creates a loss in the Company, certain costs will not be allocated. However, clearing and processing costs and operating expenses must be allocated. The intercompany balance arising from these transactions is recorded as due to Peters & Co. Limited.

The inter-company balances are due on demand and do not bear interest.

5. INCOME TAXES

Deferred income taxes relate to the temporary differences between i) the carrying value of capital assets for financial reporting purposes and the undepreciated capital cost for income tax purposes, ii) the carrying value of the subordinated loans for accounting and tax purposes, and iii) the timing of realization of non-capital loss carryforward balances.

The Company is subject to corporation taxes in Canada calculated based on financial statements expressed in Canadian dollars. As a result, the effective income tax rate differs from the statutory rate of 26.875 percent [2010 – 28.25 percent] due mainly to permanent foreign currency translation differences included in taxable income and the settlement of prior year's income tax reassessments with tax authorities.

Components of the income tax expense are as follows:

	2011 $	2010 $
Current income taxes	**34,642**	—
Deferred income taxes	**(1,578)**	—
Income taxes	**33,064**	—

6. SUBORDINATED LOANS

The Company has received two subordinated loans totalling $1,200,000 from its parent. These loans have been approved by the FINRA and are thus available in computing net capital. The two subordinated loans were scheduled to mature on November 30, 2011. During the year, the Company extended the maturity dates on these loans to November 30, 2015. These extensions were approved by the FINRA. These subordinated loans bear interest at 10 percent per annum. Interest paid during the year totalled $120,000 [2010 – $120,000]. To the extent these loans are required for net capital, they may not be repaid.

7. CAPITAL STOCK

Details of the Company's capital stock are as follows:

	2011 $	2010 $
Authorized:		
Unlimited common shares without nominal or par value		
Issued and outstanding:		
200,000 common shares	**200,000**	200,000

[All figures presented in United States dollars]

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events that occurred from September 30, 2011 through to the audit report date, that being the date the financial statements were available to be issued. No events or transactions have occurred in that period that would require recognition or disclosure in the financial statements of the Company.

9. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker/dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC Securities Exchange Act of 1934. The Company computes its net capital under the alternate method and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2.0% of aggregate debit items in the formula for reserve requirements, as defined, at all times. Prior to October 1, 2010, the Company computed its net capital under the basic method and was required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3 percentage of aggregate indebtedness, as defined, at all times. At September 30, 2011, the Company had net capital equal to $1,392,952 [2010 – $1,397,526] which exceeded its requirement by $1,142,952 [2010 – $1,297,526].

	2011 $	2010 $
Total stockholder's equity	**270,272**	269,970
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	**1,200,000**	1,200,000
Less: Total non-allowable assets	**(65,022)**	(64,184)
Less: Aged fail-to-delivers	**—**	—
Net capital before haircuts on securities positions	**1,405,250**	1,405,786
Less: Total haircuts	**(12,298)**	(8,260)
Net capital	**1,392,652**	1,397,526
Net capital requirement	**250,000**	100,000
Excess net capital	**1,142,952**	1,297,526

Total non-allowable assets at September 30, 2011 include, accounts receivable of $54,304 [2010 – $46,653], income tax receivable of $nil [2010 – $9,007], prepaid expenses of $8,014 [2010 – $7,398] and deferred income taxes of $2,704 [2010 – $1,126].

[All figures presented in United States dollars]

10. RESERVE REQUIREMENTS

Effective October 1, 2010, the Company became subject to Rule 15c3-3 of the SEC Securities Exchange Act of 1934, *Customer Protection – Reserves and Custody of Securities,* which it had previously been exempt from under paragraph (k)(2)(i). Accordingly, the Company became subject to the requirement to perform weekly reserve requirement computations.

While the Company may be in possession of customers' free credit balances held in special reserve bank accounts, it does not hold or maintain possession of customers' securities at any time.

The Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 as at September 30, 2011 is as follows:

	2011 **$**
Free credit balances and other credit balances in customers' security accounts	**314,095**
Customers' securities failed to receive	**—**
TOTAL CREDITS	**314,095**
Debit balances in customers' cash and margin accounts	**—**
Failed to deliver of customers' securities not older than 30 calendar days	**22,618**
Aggregate debit items	**22,618**
Less: 3% of aggregate debit items (for alternative method only)	**(679)**
TOTAL DEBITS	**21,939**
Excess of total credits over total debits	**292,156**
Amount held on deposit in "Reserve Bank Accounts" at end of reporting period	**588,704**
Deposit required (withdrawal permitted)	**(296,548)**